Exhibit 99.25
ISOTIS, INC.
On July 23, 2007, IsoTis SA, a Swiss corporation, will hold an extraordinary general meeting of its shareholders to approve the merger of IsoTis SA with and into IsoTis International SA, a Swiss corporation and wholly-owned subsidiary of IsoTis, Inc., a Delaware corporation. If approved, IsoTis SA’s remaining shareholders will receive one share of IsoTis, Inc. common stock for every ten IsoTis SA shares on or around July 30, 2007. The last trading day of the IsoTis SA shares on SWX Swiss Exchange, Euronext Amsterdam N.V. and the Toronto Stock Exchange is expected to be July 27, 2007. An official announcement regarding the merger and the delisting has been prepared in accordance with Swiss law and is available free of charge by contacting IsoTis, Inc. (2 Goodyear, Suite B, Irvine, California 92618, Toll-free: (800) 565-4535) or viewing the IsoTis website at http://investors.isotis.com.
The business combination is made for the shares of IsoTis SA, a Swiss corporation, that are listed on SWX Swiss Exchange, Euronext Amsterdam N.V. and the Toronto Stock Exchange. The business combination is subject to the disclosure requirements of Switzerland, which requirements are different from those of the United States. U.S. shareholders should be aware that, to the extent permissible, IsoTis, Inc. may purchase shares of IsoTis SA otherwise than pursuant to the business combination, such as in open market or privately negotiated purchases.